SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2005

Commission File Number 0-28800

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DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of June 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated June 02, 2005, entitled "ISSUE BY KPMG INC. OF US GAAP OPINION".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 3, 2005

By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited

(Formerly Durban Roodepoort Deep, Limited)

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

Share code: DRD

ISIN: ZAE000058723

ARBN number: 086 277 616

NASDAQ trading symbol: DROOY

("DRDGOLD" or "the company")

ISSUE BY KPMG INC. OF US GAAP OPINION

Shareholders are referred to the report to shareholders for the six months ended 31 December 2004, published on 24 February 2005, which drew attention to certain circumstances that, if they were to arise, may have had an adverse impact on the ability of the company and its subsidiaries, associates and joint venture ("the group"), at that time, to continue as a going concern, as well as to the modified review opinion issued by KPMG Inc. as a consequence of the existence of a material uncertainty in this regard.

DRDGOLD is pleased to announce that, on 1 June 2005, KPMG Inc. issued an unmodified review opinion on publication of DRDGOLD's US GAAP results for the six months ended 31 December 2004 on the basis that:

- on 18 March 2005, R38 million was received, in aggregate, from Consolidated African Mines Limited and JCI Limited in respect of an outstanding legal dispute;
- on 22 March 2005, application was made and granted for the provisional liquidation of Buffelsfontein Gold Mines Limited ("Buffelsfontein"), thereby eliminating DRDGOLD's exposure to future losses that were expected to be generated by this operation;
- on 7 April 2005, DRDGOLD entered into a subscription agreement with Baker Steel Capital Managers LLP on behalf of its clients ("the BSCM clients"), pursuant to which 17 million new DRDGOLD shares were issued to the BSCM clients on 24

May 2005, at an issue price of R5.50 per new DRDGOLD share, for an aggregate consideration of R93.5 million (before expenses); and

- on 5 April 2005, DRDGOLD entered into an underwriting agreement with certain underwriters ("the underwriters"), pursuant to which DRDGOLD has raised R86.9 million (before expenses) through the conditional allotment to the underwriters of 15 804 116 new DRDGOLD shares ("the claw-back shares") at a subscription price of R5.50 per share. The claw-back shares are to be offered to DRDGOLD shareholders in terms of a claw-back offer, details of which were contained in an announcement published on Thursday, 26 May 2005 on the Securities Exchange News Service of the JSE Securities Exchange South Africa.

The board of directors of DRDGOLD is of the view that the liquidation of Buffelsfontein, together with the receipt of cash from the abovementioned sources and the cash generated by the group's offshore assets should be sufficient to meet DRDGOLD's cash requirements in the short- to medium-term.

Johannesburg
2 June 2005

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